f4kycn090227con.txt

Exhibit 99

Additional Information

 Contran Corporation ("Contran") and Harold C. Simmons' wife are the direct holders of 61.7% and 0.1% respectively, of the outstanding shares of par value $0.01 per share ("Common Stock") of the issuer.

 Substantially all of Contran's outstanding voting stock is held by trusts established for the benefit of certain children and grandchildren of Harold C. Simmons (the "Trusts"), of which Mr. Simmons is the sole trustee, or held by Mr. Simmons or persons or other entities related to Mr. Simmons.  As sole trustee of each of the Trusts, Mr. Simmons has the power to vote and direct the disposition of the shares of Contran stock held by each of the Trusts.  Mr. Simmons, however, disclaims beneficial ownership of any shares of Contran stock that the Trusts hold.

 Mr. Harold C. Simmons is chairman of the board of Contran.  By virtue of the holding of this office and the stock ownership and his service as trustee, as described above, (a) Mr. Simmons may be deemed to control Contran and Keystone and (b) Mr. Simmons may be deemed to possess indirect beneficial ownership of the shares of Common Stock directly held by Contran.  However, Mr. Simmons disclaims beneficial ownership of the shares of Common Stock beneficially owned, directly or indirectly, by Contran.

 Annette C. Simmons, Harold C. Simmons' wife, is the direct holder of 13,457 shares of Common Stock.  Mr. Simmons may be deemed to share indirect beneficial ownership of such shares.  Mr. Simmons disclaims beneficial ownership of all shares that his wife holds directly.